

Mail Stop 3561

August 14, 2008

Paul E. Berger, M.D.
Chief Executive Officer
Nighthawk Radiology Holdings, Inc.
250 Northwest Boulevard, #202
Coeur d'Alene, Idaho 83814

   Re: **Nighthawk Radiology Holdings, Inc.**
      Form 10-K for fiscal year ended December 31, 2007
      Filed February 19, 2008
      File No. 000-51786

Dear Dr. Berger:

   We have completed our review of your Form 10-K and your letter dated August 11, 2008 and have no further comments at this time.

           Sincerely,

           John Reynolds
           Assistant Director

cc: Paul Cartee
    Fax: (208) 664-2720